Exhibit A

CERAGON NETWORKS REPORTS FIRST QUARTER 2010
 FINANCIAL RESULTS

    TEL AVIV, Israel, April 26, 2010 - Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), the provider of high-capacity, LTE/4G-ready wireless backhaul networks, today reported results for the first quarter which ended March 31, 2010.

    Revenues for the first quarter of 2010 reached an all-time high of $59.7 million, up 36% from $43.9 million for the first quarter of 2009 and up 12% from $53.4 million in the fourth quarter of 2009.

    Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the first quarter of 2010 was $3.0 million or $0.09 per basic share and $0.08 per diluted share, compared to net income of $0.2 million in the first quarter of 2009, or $0.01 per basic and diluted share.

    On a non-GAAP basis, net income for the first quarter, excluding $971,000 of equity-based compensation expenses, was $4.0 million, or $0.12 per basic share and $0.11 per diluted share. Non-GAAP net income for the first quarter of 2009 was $1.0 million, or $0.03 per basic and diluted share (please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

    Gross margin on a GAAP basis in the first quarter of 2010 was 34.1% of revenues. Gross margin on a non-GAAP basis was 34.2 % of revenues.

    Cash and cash investments at the end of the quarter were $98.9 million.

    “The year is off to a very strong start in part because we were able to recognize revenue from some turnkey projects earlier than originally expected,” said Ira Palti, President and CEO of Ceragon. “As wireless operators move forward with 4G/LTE plans in response to accelerating growth in demand for data, they remain focused on flexible solutions that accommodate the requirements of both current and future networks. As a result, the overall business outlook continues to be positive and we remain confident in our target of 30-35% revenue growth for the year, with profits growing at a higher rate than revenues.”

Supplemental revenue breakouts:

Geographical breakdown, first quarter of 2010:

EMEA:	23%
North America:	21%
Asia Pacific:	53%
Latin America:	3%

    A conference call discussing Ceragon’s results for the first quarter of 2010, will take place today, April 26 2010, at 9:00 a.m. (ET). Investors are invited to join the Company’s teleconference by calling (800) 230-1092, or international: (651) 291-0561at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

    Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

    If you are unable to join us live, the replay numbers are: (800) 475-6701 or International: (320) 365-3844, Access Code: 152070.

    A replay of both the call and the webcast will be available through May 26, 2010.

About Ceragon Networks Ltd.

    Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network. Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir® the FibeAir® design mark and  Native² are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

    This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contact: Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com

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    Ceragon Reports First Quarter 2010 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2010	2009

Revenues	$59,687	$43,902
Cost of revenues	39,311	28,831

Gross profit	20,376	15,071

Operating expenses:
Research and development	5,273	4,774
Selling and marketing	9,182	7,779
General and administrative	2,780	2,575

Total operating expenses	$17,235	$15,128

Operating income (loss)	3,141	(57)
Financial income, net	234	354

Income before taxes	3,375	297

Taxes on income	352	82

Net Income	$3,023	$215

Basic net earnings per share	$0.09	$0.01

Diluted net earnings per share	$0.08	$0.01

Weighted average number of shares used in computing basic net earnings per share	34,489,121	34,802,987

Weighted average number of shares used in computing diluted net earnings per share	36,765,358	35,324,176

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    Ceragon Reports First Quarter 2010 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	March 31, 2010	December 31, 2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$35,347	$38,339
Short-term bank deposits	24,343	30,183
Marketable securities	15,720	16,724
Trade receivables, net	58,143	68,452
Deferred taxes	4,003	3,462
Other accounts receivable and prepaid expenses	8,660	7,492
Inventories	73,749	65,925

Total current assets	219,965	230,577

LONG-TERM INVESTMENTS:
Long-term bank deposits	9,661	10,824
Long-term marketable securities	13,867	2,250
Severance pay funds	5,073	4,971
Deferred taxes	8,660	8,942

Total long-term investments	$37,261	$26,987

PROPERTY AND EQUIPMENT, NET	13,416	11,809

Total assets	$270,642	$269,373

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	43,681	52,898
Deferred revenues	19,869	18,548
Other accounts payable and accrued expenses	12,045	9,847

Total current liabilities	$75,595	$81,293

LONG-TERM LIABILITIES
Accrued severance pay	$7,329	$7,174

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	94	92
Additional paid-in capital	295,291	291,736
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive income	332	100
Accumulated deficits	(87,908)	(90,931)

Total shareholders' equity	$187,718	$180,906

Total liabilities and shareholders' equity	$270,642	$269,373

    Ceragon Reports First Quarter 2010 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended March 31,
	2010	2009
Cash flow from operating activities:
Net income	$3,023	$215
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	1,040	711
Stock-based compensation expense	971	789
Decrease in trade and other receivables, net	9,445	13,537
Decrease (increase) in inventory	(7,824)	867
Decrease in trade payables and accrued liabilities	(6,772)	(12,563)
Increase in deferred revenues	1,321	1,435
Increase in deferred tax asset	(331)	-
Other adjustments	(21)	(138)
Net cash provided by operating activities	$852	$4,853

Cash flow from investing activities:
Purchase of property and equipment ,net	(2,894)	(2,487)
Investment in short and long-term bank deposit	-	(8,460)
Proceeds from short and long-term bank deposits	7,073	16,960
Investment in held-to-maturity marketable securities	(15,109)	(1,500)
Proceeds from realized callable held-to-maturity marketable security	-	10,000
Proceeds from maturities of held-to-maturity marketable securities	4,500	454
Net cash provided by (used in) investing activities	$(6,430)	$14,967

Cash flow from financing activities:
Proceeds from exercise of options	2,586	-
Purchase of treasury shares at cost	-	(6,422)
Net cash provided by (used in) financing activities	$2,586	$(6,422)

Increase (decrease) in cash and cash equivalents	$(2,992)	$13,398

Cash and cash equivalents at the beginning of the period	38,339	28,224

Cash and cash equivalents at the end of the period	$35,347	$41,622

   Ceragon Reports First Quarter 2010 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2010			2009
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$59,687		$59,687	$43,902
Cost of revenues	39,311	66	39,245	28,768

Gross profit	20,376		20,442	15,134

Operating expenses:
Research and development	5,273	177	5,096	4,614
Selling and marketing	9,182	262	8,920	7,473
General and administrative	2,780	466	2,314	2,315

Total operating expenses	$17,235		$16,330	$14,402

Operating income	3,141		4,112	732
Financial income, net	234		234	354

Income before taxes	3,375		4,346	1,086

Taxes on income	352		352	82

Net income	$3,023		$3,994	$1,004

Basic net earnings per share	$0.09		$0.12	$0.03

Diluted net earnings per share	$0.08		$0.11	$0.03

Weighted average number of shares used in computing basic net earnings per share	34,489,121		34,489,121	34,802,987

Weighted average number of shares used in computing diluted net earnings per share	36,765,358		36,765,358	35,324,176

Total adjustments		971

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports First Quarter 2010 Results

Contact: Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com